Exhibit 6
ASSIGNMENT AND ASSUMPTION AGREEMENT

TO:	Copper Bridge Acquisition Corp. (the “Assignee”)

RE:	Support agreement (the “Support Agreement”) dated December 5, 2007 between China Minmetals Non-Ferrous Metals Co. Ltd. and Jiangxi Copper Company Ltd. (together, the “Assignor”) and Northern Peru Copper Corp. (“NOC”)

AND RE:	Lock-up agreements (the “Lock-Up Agreements”) dated December 5, 2007 between the Assignor and certain shareholders (the “Locked-Up Shareholders”) of NOC

          WHEREAS the Assignor and NOC entered into the Support Agreement, pursuant to which the Assignor agreed to, among other things, make an offer (the “Offer”) to acquire all of the outstanding common shares of NOC and NOC agreed to, among other things, support the Offer;
          AND WHEREAS the Assignor and the Locked-Up Shareholders entered into the Lock-Up Agreements, pursuant to which the Assignor agreed to, among other things, make the Offer and the Locked-Up Shareholders agreed to, among other things, support the Offer, deposit under the Offer the common shares of NOC owned, or over which control or direction is held, by such Locked-Up Shareholders and exercise or conditionally exercise the stock options owned by such Locked-Up Shareholders and deposit under the Offer the common shares of NOC issuable upon such exercise or conditional exercise;
          AND WHEREAS pursuant to section 7.6 of the Support Agreement and section 7.9 of the Lock-Up Agreements, the Assignor may assign all or any part of its rights or obligations under the Support Agreement or Lock-Up Agreements, respectively, to a corporation whose shares are wholly owned directly or indirectly by China Minmetals Non-Ferrous Metals Co. Ltd. and/or Jiangxi Copper Company Ltd.;
          AND WHEREAS the Assignee is indirectly jointly owned by the Assignor;
          AND WHEREAS in connection with the making of the Offer, the Assignor has agreed to assign to the Assignee all the rights and the Assignee has agreed to assume from the Assignor all the obligations under the Support Agreement and the Lock-Up Agreements;
NOW THEREFORE the parties agree as follows:
1.	Assignment to Assignee
          The Assignor hereby assigns, transfers and conveys to the Assignee all of its rights under the Support Agreement and the Lock-Up Agreements.

2.	Consent of the Assignee
           The Assignee hereby accepts the assignment, transfer and conveyance contained in Section 1 hereof and agrees to assume from the Assignor all of the obligations under the Support Agreement and the Lock-Up Agreements as if the Assignee had been the original signatory thereto in place of the Assignor.
3.	Acknowledgement of Assignor
          The Assignor hereby acknowledges that notwithstanding the assumption contained in Section 2 hereof, the Assignor shall continue to be liable to NOC for any default in performance by the Assignee under the Support Agreement.
4.	Further Assurances
          Each of the parties hereto shall execute and deliver all such further documents and do such other things as any other party may reasonably request to give full effect to this Agreement.
5.	Counterparts
          This Agreement may be executed in any number of counterparts and all such counterparts together shall constitute but one Agreement.
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          IN WITNESS WHEREOF this Agreement has been executed by the parties hereto.
          DATED as of the 17th day of December, 2007.

CHINA MINMETALS NON-FERROUS METALS CO. LTD.
by	/s/ Huang Guoping
Huang Guoping
Vice-President and Deputy General Manager

JIANGXI COPPER COMPANY LTD.
by	/s/ Zha Kebing
Zha Kebing
Deputy Chief Engineer and Senior Engineer

COPPER BRIDGE ACQUISITION CORP.
by	/s/ Jiao Jian
Jiao Jian
President and Chief Financial Officer